The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	Three Months Ended		For the Years Ended December 31
In millions, except ratios (Unaudited)	Mar 31, 2012	Mar 31, 2011	2011	2010	2009	2008	2007
Income from Continuing Operations Before Income Taxes	$706	$841	$3,601	$2,802	$469	$1,277	$4,192
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(169)	(298)	(1,223)	(1,112)	(630)	(787)	(1,122)
Distributed income of earnings of nonconsolidated affiliates	485	508	1,016	668	690	836	774
Capitalized interest	(25)	(24)	(90)	(72)	(61)	(97)	(85)
Amortization of capitalized interest	23	25	100	95	91	84	79
Preferred security dividends	—	—	—	—	(20)	(63)	(81)
Adjusted earnings	$1,020	$1,052	$3,404	$2,381	$539	$1,250	$3,757
Fixed charges:
Interest expense and amortization of debt discount	329	377	1,341	1,473	1,571	648	584
Capitalized interest	25	24	90	72	61	97	85
Preferred security dividends	—	—	—	—	20	63	81
Rental expense – interest component	28	23	112	95	107	120	124
Total fixed charges	$382	$424	$1,543	$1,640	$1,759	$928	$874
Earnings available for the payment of fixed charges	$1,402	$1,476	$4,947	$4,021	$2,298	$2,178	$4,631
Ratio of earnings to fixed charges	3.7	3.5	3.2	2.5	1.3	2.3	5.3

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$85	$85	$340	$340	$312	$—	$—
Adjustment to pretax basis (at 35 percent)	46	46	183	183	168	—	—
Preferred stock dividends - pretax	$131	$131	$523	$523	$480	$—	$—
Combined fixed charges and preferred stock dividend requirements	$513	$555	$2,066	$2,163	$2,239	$928	$874
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.7	2.7	2.4	1.9	1.0	2.3	5.3